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Exhibit 12.1

Arkansas Best Corporation
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Three Months Ended March 31, 2010
	Year Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Income (loss) from continuing operations before income taxes	$168,451	$131,519	$90,791	$49,910	$(165,518)	$(34,829)
Interest expense	2,157	1,119	1,189	1,181	2,389	565
Estimate of interest factor within rental expense	2,458	2,386	2,034	2,285	2,194	673

Earnings as adjusted	$173,066	$135,024	$94,014	$53,376	$(160,935)	$(33,591)

Fixed Charges:
Interest expense	$2,157	$1,119	$1,189	$1,181	$2,389	$565
Interest capitalized	200	200	200	100	100	25
Estimate of interest factor within rental expense	2,458	2,386	2,034	2,285	2,194	673

Total fixed charges	$4,815	$3,705	$3,423	$3,566	$4,683	$1,263

Ratio of Earnings to Fixed Charges	35.9	36.4	27.5	15.0	*	*

*
The deficiency in earnings necessary to achieve a 1.0x ratio was $165.6 million for the year ended December 31, 2009 and $34.9 million for the three months ended March 31, 2010.

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  Exhibit 12.1
Arkansas Best Corporation Ratio of Earnings to Fixed Charges (in thousands, except ratios)